April 30, 2018

Members of the Board of Directors of
Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, Florida 33132

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to Royal Caribbean Cruises Ltd.’s (the “Company”) Quarterly Report on Form 10-Q for the period ended March 31, 2018 (the “Form 10-Q”) pursuant to Item 601 of Regulation S-K.

We have been provided a copy of the Company’s Form 10-Q. Note 2 therein describes a change in accounting principle for recognizing stock-based compensation expense from the graded method of expense attribution to the straight-line method of expense attribution for stock-based compensation awards subject only to a time-based service vesting condition. It should be understood that the preferability of one acceptable method of accounting over another for recognition of stock-based compensation expense for awards with service conditions only has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2017. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Certified Public Accountants
Miami, Florida